STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

First: The name of this Corporation is Fathom Drones, Inc.

Second: Its registered office in the State of Delaware is to be located at 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801.

The registered agent in charge thereof is The Corporation Trust Company.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: This Corporation is authorized to issue two (2) classes of stock to be designated, respectively, "Class A Voting Common Stock" and "Class B Non-Voting Common Stock." The total number of shares which the Corporation is authorized to issue is One Million (1,000,000). Four Hundred Thousand Thousand (400,000) shares shall be Class A Voting Common Stock, par value $0.001 per share, and Six Hundred Thousand (600,000) shares shall be Class B Non-Voting Common Stock, par value $0.001.

Fifth: The name and mailing address of the incorporator are as follows:

Name:	Zachary J. Meyer, Varnum LLP
Mailing Address	P. O. Box 352
	Grand Rapids, MI 49501-0352

Sixth: The effective date shall be June 30, 2017.

I, **The Undersigned**, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 29th day of June, 2017.



Zachary J. Meyer
Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:10 AM 06/30/2017
FILED 10:10 AM 06/30/2017
SR 20175037953 - File Number 6462158

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:02 PM 09/18/2017
FILED 03:02 PM 09/18/2017
SR 20176208872 - File Number 6462158

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

Fathom Drones, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of the corporation is Fathom Drones, Inc.

2. That a Certificate of Incorporation was filed by the Secretary of State of Delaware on June 30, 2017, and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate is: Article Fourth lists the wrong number of authorized shares and par value.

4. Article of the Certificate is corrected to read as follows:

  Fourth: This Corporation is authorized to issue a single class of stock designated as common stock. The total number of shares which the Corporation is authorized to issue is 1,000,000 shares of common stock, par value $0.001 per share.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 18th day of September, 2017.



Zachary J. Meyer
Its Incorporator